October 21, 2010
Mr. Kevin Dougherty
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	SEC Comment Letter dated September 24, 2010 Holly Corporation Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 26, 2010 File No. 1-3876
Dear Mr. Dougherty,
Regarding your comments arising from your review of the Holly Corporation (the “Company,” “we,” “us” or “our”) Form 10-K for the fiscal year ended December 31, 2009, please see our response to the inquiries raised in your letter dated September 24, 2010 set forth below. For ease of reference, we have included the Staff comments, followed by our response, in the same order as listed in the comment letter. All page number references are to our proxy statement for our 2010 annual meeting, filed with the Commission on March 25, 2010.
Compensation Discussion and Analysis, page 16
1.
We note your disclosure at pages 18 and 29 that you awarded annual cash bonuses and performance share units based on a comparison of your corporate performance relative to the 2009 Incentive Award Peer Group in terms of the following four metrics: earnings per share growth, net profit margin, return on investment and return on assets. Please disclose the 2009 targets and the actual results attained. To the extent you believe that disclosure of this information would result in competitive harm, such that the information should be excluded pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please provide to us a detailed explanation regarding your conclusion. If you have an appropriate basis for omitting this information, you must discuss the difficulty or likelihood of the company to attain the undisclosed performance targets. For guidance, refer to Question 118.04 of Regulation S-K Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:
We acknowledge the Staff’s comment; however, we do not believe it is necessary for us to disclose the targets or the actual results attained with respect to our annual cash bonuses and performance share units for fiscal year 2009. Instruction 1 to Item 402(b) of Regulation S-K (17 C.F.R. § 229.402(b)) provides that the purpose of the Compensation Discussion and Analysis is to provide investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the Named Executive Officers. In addition, Question 118.04 of Regulation S-K Compliance and Disclosure Interpretations states that, if performance targets are not material in the context of the company’s executive compensation policies and decisions, the company is not required to disclose the performance targets. Whether performance targets are material is a facts and circumstances issue, which a company must evaluate in good faith.
We have assessed our compensation policies and decisions and do not believe that additional specificity regarding our performance targets or results is material. On pages 18 and 29, respectively, our current disclosures describe the quantitative items of corporate performance that are taken into account under our annual cash bonus and performance share unit programs for fiscal year 2009. Specifically, annual bonuses are based upon the percentage that the Company’s net income for 2009 bears to the Company’s net income for 2008 and upon our performance compared to the performance of the 2009 Incentive Award Peer Group based on earnings per share growth, net profit margin, return on investment and return on assets. Performance share units are based on the same metrics (other than net income). Because these performance objectives involve a comparison of our fiscal year 2009 performance to our past performance or to the 2009 performance of certain of our competitors, there are not specific targeted levels of performance that can be identified. Further, with respect to the 2009 performance share units, the applicable performance period does not end until 2011 so we are unable to specify the results achieved until that time. We have also indicated on page 32 of our disclosures the percentage of each Named Executive Officer’s annual cash incentive compensation that is based on each item of performance and the maximum adjustment multiplier applicable to each officer with respect to fiscal year 2009 bonuses. In addition, we have disclosed on page 32 the percentage of possible cash incentive compensation that each Named Executive Officer actually received as a result of fiscal year 2009 performance.
We believe the information we have provided in our proxy statement regarding fiscal year 2009 awards provides investors with the material information necessary to understand our annual cash bonus and performance share unit programs as required by the applicable rules, and we do not believe that disclosure of specific targets or results is material to, or necessary for, a fair understanding of the Named Executive Officers’ compensation for the 2009 fiscal year. In addition, in our principles-based application of the relevant rules, we have concluded that specific performance targets and results are neither relevant nor material to an understanding of our compensation programs or an assessment of the degree of difficulty of achieving a particular target since our performance metrics are comparison based. In summary, given that our disclosures describe the total potential bonus amounts, the performance metrics considered, the target pay out amounts and the percentage of target actually achieved, providing further break down of the process and mechanics used to calculate the bonuses received by our Named Executive Officers does not afford our shareholders with any additional helpful or material information, and our current disclosures provide the material information necessary for shareholders to sufficiently and accurately understand our underlying compensation philosophy.

2.
We note your disclosure at page 18 that for Messrs. Lamp, Shaw and Damiris and Ms. McWatters the annual cash bonuses awarded were also based in part on how well each individual performed various tasks in 2009. Please revise your disclosures to describe the specific aspects of each individual’s performance considered and evaluated in determining the amounts awarded. Refer to Item 402(b)(2)(vii) of Regulation S-K.

As described on page 18 of our proxy statement for the fiscal year ended December 31, 2009, a portion of the annual cash bonus awarded to certain Named Executive Officers is based upon the officer’s individual performance over the year. Individual performance evaluations are qualitative, subjective and inherently discretionary in nature and do not involve quantitative performance targets. As a result, it is not possible to break down this component of the annual bonuses, to the extent applicable to a particular Named Executive Officer, by category of individual performance. For these reasons, we do not believe a more detailed discussion of these individual performance considerations is material or would aid investors in an understanding of our compensation programs.
Change in Control Agreements, page 24
3.
We note your disclosure at page 24 that you entered into Change in Control Agreements with your Named Executive Officers to provide for management continuity in the event of a change in control and to assist in the recruitment and retention of executives. Please clarify here that you have some single-trigger provisions and some double-trigger provisions in your compensation program, and explain the rationale for this approach. Refer to Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Response:
In addition to the double-trigger payments and benefits provided under the Change in Control Agreements, the outstanding long-term equity incentive awards held by our Named Executive Officers will vest in full (up to the maximum number of awarded shares in the case of outstanding performance share unit awards) if, within 60 days prior to or at any time after a “change in control,” a Named Executive Officer’s employment is terminated by us without “cause” or by the Named Executive Officer within 90 days after an “adverse change” in his employment terms has occurred. We believe these double-trigger arrangements will help to eliminate, or at least reduce, any reluctance on the part of our Named Executive Officers to pursue potential corporate transactions that may be in the best interests of our shareholders, but that may have resulting adverse consequences to the employment situations of our Named Executive Officers. While our Long Term Incentive Compensation Plan does provide for automatic vesting of awards upon a “change in control” (unless specifically provided otherwise in an award agreement), as we describe on pages 30 and 31, the award agreements governing our outstanding long-term equity awards explicitly provide for double-trigger vesting. In the event we grant long-term equity awards in the future that are governed by the single-trigger “change in control” vesting provisions of the Long Term Incentive Compensation Plan, our applicable disclosures will reflect this.

We have also sponsored a Retirement Restoration Plan since fiscal year 1995 that provides for single-trigger benefits to participants in the event of a “change in control.” Specifically, in the event of a “change in control,” benefits under the Retirement Restoration Plan will be paid immediately following such event in the form of an annuity contract issued by a legal reserve life insurance company and a cash payment (which will equal a reasonable estimate of the federal income tax liability resulting from the payment). Effective January 1, 2007, participation in the Retirement Restoration Plan was frozen for new hires, so only three of our Named Executive Officers participate in this plan and no new participants will be added. Although we typically believe that double-trigger arrangements more effectively advance the interests of our shareholders in the face of potential “change in control” transactions, we have elected to maintain the historical terms of the Retirement Restoration Plan with respect to these retirement benefits held by our long-time executives. Further, in light of the double-trigger arrangements described previously, we believe our Named Executive Officers are adequately incentivized to remain employed by us (or our successor) following a corporate transaction, unless and until they are terminated without “cause” or due to a constructive termination. The Retirement Restoration Plan is the only arrangement in our current compensation program that provides single-trigger benefits.
We believe our current disclosures in this regard are accurate and comply with the applicable disclosure rules.
Potential Payments Upon Termination or Change in Control, page 41
4.
We note your disclosure at pages 43-44 regarding the estimated payments and other benefits that would have been owed to your Named Executive Officers pursuant to the Change in Control Agreements and the accelerated vesting of long-term equity incentive awards, had a “Change in Control” occurred and the Named Executive Officers been terminated effective December 31, 2009. In particular, we note your statement at the bottom of page 43, that “[your] executives may also be entitled to payments or benefits under other plans or arrangements as further described both below and in other sections of this disclosure.” We assume you are referring to payments or benefits triggered solely by a change of control, without a concurrent termination, such as the annuity contract issued pursuant to the Retirement Restoration Plan which you describe towards the end of this section at page 45. Please list altogether here all of the payments or benefits to which your Named Executive Officers would be entitled in such circumstances (i.e., all of the single-trigger provisions), including without limitation the accelerated vesting of the restricted stock (page 20) and performance share units (page 21).

Response:
The table on page 44 includes all payments and benefits under our double-trigger arrangements (i.e., payments and benefits under the Change in Control Agreements and accelerated vesting of outstanding long-term equity awards). The table on page 46 sets forth all benefits under our Retirement Restoration Plan, which is currently the only single-trigger arrangement in our compensation program. Although our Long Term Incentive Compensation Plan provides for automatic single-trigger accelerated vesting of outstanding long-term equity awards solely on account of a “change in control,” our compensation committee determined at the time it granted our currently outstanding long-term equity awards that those awards will instead vest in double-trigger scenarios as described above in response to Comment #3, and this has been specified in the award agreements governing such outstanding awards. As a result, all outstanding long-term equity awards are reported in the table on page 44.
We believe our current disclosures in this regard are accurate and comply with the applicable disclosure rules.
In connection with our response to your comments, we acknowledge that:
•	Holly Corporation is responsible for the adequacy and accuracy of the disclosures in its filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing responses, please contact the undersigned at (214) 871-3555, Shane Tucker of Vinson & Elkins L.L.P. at (214) 220-7803 or Chris Rowley of Vinson & Elkins L.L.P. at (214) 220-7972.

Sincerely,
/s/ Matthew P. Clifton
Matthew P. Clifton
Chief Executive Officer and Chairman of the Board

cc:
H. Roger Schwall, U.S. Securities and Exchange Commission
Alexandra M. Ledbetter, U.S. Securities and Exchange Commission
Denise C. McWatters, Vice President, General Counsel and Secretary, Holly Corporation
Chris Rowley, Vinson & Elkins L.L.P.
Shane Tucker, Vinson & Elkins L.L.P.